                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-1)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                                (Amendment No. )

                           Templeton Dragon Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    88018T101
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                     COPY TO:
Michael Pradko                                        Timothy Diggins, Esq.
Harvard Management Company, Inc.                      Ropes & Gray
600 Atlantic Avenue                                   One International Place
Boston, MA  02210                                     Boston, MA  02110
(617) 523-4400                                        (617) 951-7389

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 14, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |X|.

                                  SCHEDULE 13D

-------------------                                        ---------------------
CUSIP No. 88018T101                                          Page 2 of 8 Pages
-------------------                                        ---------------------


--------------------------------------------------------------------------------
   1.      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 President and Fellows of Harvard College
--------------------------------------------------------------------------------
   2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a)[ ]
                                                                     (b)[ ]
--------------------------------------------------------------------------------
   3.      SEC USE ONLY

--------------------------------------------------------------------------------
   4.      SOURCE OF FUNDS*
             WC
--------------------------------------------------------------------------------
   5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [ ]
           REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
--------------------------------------------------------------------------------
   6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                 Massachusetts
--------------------------------------------------------------------------------

                             7.    SOLE VOTING POWER
        NUMBER OF                        6,216,250
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8.    SHARED VOTING POWER
        OWNED BY                          ----
          EACH               ---------------------------------------------------
        REPORTING            9.    SOLE DISPOSITIVE POWER
         PERSON
          WITH                           6,216,250
                             ---------------------------------------------------
                            10.    SHARED DISPOSITIVE POWER
                                          ----
--------------------------------------------------------------------------------
   11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         6,216,250

--------------------------------------------------------------------------------
           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        [ ]
   12.     CERTAIN SHARES*

--------------------------------------------------------------------------------
   13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                         12.8%

--------------------------------------------------------------------------------
   14.     TYPE OF REPORTING PERSON*
                         EP
--------------------------------------------------------------------------------



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

                           Templeton Dragon Fund, Inc.
                           ---------------------------

      Item 1. Security and Issuer.
              -------------------

              This statement relates to the shares of common stock, $0.01 par value (the "Common Stock"), of Templeton Dragon Fund, Inc., a Maryland corporation (the "Fund" or "Issuer"), which has its principal executive offices at 700 Central Avenue, St. Petersburg, FL 33701.

      Item 2.  Identity and Background.
               -----------------------

              This statement is filed by President and Fellows of Harvard College ("Harvard"), a Massachusetts educational corporation. The principal executive offices of Harvard are located at c/o Harvard Management Company, 600 Atlantic Avenue, Boston, Massachusetts 02210. Harvard's investment activities are carried on from the offices of Harvard Management Company at 600 Atlantic Avenue, Boston, Massachusetts 02210.

              Information relating to each of the President, Fellows and executive officers of Harvard is contained in Exhibit A attached hereto and incorporated herein by reference. Each of the President, Fellows and executive officers of Harvard is a citizen of the United States of America.

              None of Harvard or, to the best of Harvard's knowledge or belief, any of the persons listed in Exhibit A has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). Neither Harvard, nor to the best of Harvard's knowledge and belief, any of the persons listed in Exhibit A has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.  Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

              Beneficial ownership of the Common Stock of the Fund to which this statement relates was acquired by Harvard with Harvard's general funds.

      Item 4.  Purpose of Transaction.
               ----------------------

              On May 10, 2002, the Fund announced a tender offer for up to 10% of its outstanding shares of Common Stock. Harvard believes that the announced offer is wholly inadequate to address the serious issues facing the Fund. Harvard does not currently have any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4, and Harvard has made its investment in the Fund in the ordinary course of its business and not for the purpose of changing or influencing the control of the Fund. However, Harvard is filing this
      Schedule 13D at this time insofar as it may make such plans or proposals in light of the announced tender offer or otherwise, or take other steps to enhance the value of its investment. Harvard further reserves the right to increase, decrease or eliminate its investment in the Fund or take any other action relative thereto.

                               Page 3 of 8 Pages

      Item 5. Interest in Securities of the Fund.
              ----------------------------------

              (a), (b) Harvard is the beneficial owner of 6,216,250 shares of Common Stock (approximately 12.8% of the shares of Common Stock based on the most recent filing of the Fund with the SEC).

              Harvard has sole power to vote and sole power to dispose of such shares to which this Statement relates.

              (c) Between March 14, 2002 and May 14, 2002, Harvard bought and sold shares of Common Stock of the Fund in open-market transactions on the New York Stock Exchange. The transaction dates, number of shares bought and sold and prices per share during that period are set forth on Exhibit B hereto.

              (d)    Not applicable.

              (e)    Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Fund.
              -------------------------------------------------------------

              Not applicable.

      Item 7. Material to be Filed as Exhibits.
              --------------------------------

      Exhibit A  --  Information concerning the President, Fellows and executive officers of Harvard.

      Exhibit B  --  Information concerning Harvard's transactions for the period from March 14, 2002 through May 14, 2002.

                               Page 4 of 8 Pages

                                    Signature

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 14, 2002

PRESIDENT AND FELLOWS OF HARVARD COLLEGE



By: /s/ Michael S. Pradko
   -----------------------------
   Name:  Michael S. Pradko
   Title: Authorized Signatory

                               Page 5 of 8 Pages

EXHIBIT INDEX

                                                                Page Number In
Exhibit                                                         Sequentially
Number    Description                                           Numbered Copy
-------   -----------                                          ---------------
A         Information Concerning the President,                       7
          Fellows and executive officers of Harvard

B         Information concerning Harvard's transactions
          for the period March 14, 2002 through
          May 14, 2002.                                               8


                               Page 6 of 8 Pages

                                    EXHIBIT A

                        Directors and Executive Officers

         The names of the President, Fellows and Executive Officers of Harvard and their business addresses and present principal occupation or employment are set forth below. If no business address is given, the business address of such director or executive officer is c/o Harvard Management Company, Inc., 600 Atlantic Avenue, Boston, Massachusetts 02210.

President, Fellows and Executive Officers of Harvard College
------------------------------------------------------------

Name                                Office/Position
----                                ---------------
Lawrence H. Summers                 President

D. Ronald Daniel                    Treasurer

Mark Goodheart                      Secretary

Hanna H. Gray                       Fellow

Conrad K. Harper                    Fellow

James R. Houghton                   Fellow

Robert G. Stone, Jr.                Fellow

                               Page 7 of 8 Pages

                                    EXHIBIT B

            Harvard's Transactions for March 14, 2002 - May 14, 2002
            --------------------------------------------------------

                       Shares of         Shares of
                       Common            Common            Price
Date of Transaction    Stock Bought      Stock Sold        Per Share
-------------------    ------------      ----------        ---------

3/19/02                6,300                               $8.00
3/20/02                21,600                              $7.99
3/21/02                34,300                              $8.00
3/22/02                14,400                              $7.97
3/25/02                6,300                               $8.00
3/26/02                26,000                              $7.99
3/28/02                17,800                              $8.07
4/01/02                3,300                               $8.09
4/02/02                19,500                              $8.07
4/02/02                13,300                              $8.01
4/03/02                50,000                              $8.00
4/03/02                47,700                              $7.99
4/03/02                19,500                              $8.03
4/04/02                1,700                               $8.02
4/08/02                6,700                               $8.10
4/08/02                18,000                              $8.09
4/09/02                50,000                              $8.13
4/09/02                10,000                              $8.12
4/10/02                13,200                              $8.13
4/10/02                9,300                               $8.13
4/11/02                10,000                              $8.13
4/11/02                7,100                               $8.14
4/12/02                6,200                               $8.10
4/15/02                5,800                               $8.18
4/15/02                33,800                              $8.15
4/16/02                6,700                               $8.20
4/17/02                15,700                              $8.40
4/18/02                15,200                              $8.44
4/19/02                19,500                              $8.47
4/22/02                9,200                               $8.46
4/23/02                10,000                              $8.54
4/24/02                35,000                              $8.53
4/25/02                12,500                              $8.52
4/25/02                25,500                              $8.47
4/26/02                15,200                              $8.57
4/29/02                23,500                              $8.56
4/30/02                300                                 $8.60
4/30/02                19,200                              $8.59
5/01/02                16,800                              $8.60
5/02/02                24,200                              $8.68
5/03/02                6,600                               $8.65
5/06/02                26,700                              $8.71
5/07/02                2,200                               $8.74
5/08/02                11,500                              $8.87
5/10/02                6,300                               $8.71

                               Page 8 of 8 Pages